UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2019

On February 14, 2020, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2019 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2019, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2019		As of December 31, 2019
Assets
Cash and Due from Banks		45,108,602		42,291,711
Call Loans and Bills Purchased		648,254		659,340
Receivables under Resale Agreements		12,997,628		15,183,913
Guarantee Deposits Paid under Securities Borrowing Transactions		2,578,133		1,865,099
Other Debt Purchased		2,828,959		2,965,436
Trading Assets		12,043,608		12,880,937
Money Held in Trust		351,889		385,340
Securities	*2	29,774,489	*2	30,064,707
Loans and Bills Discounted	*1	78,456,935	*1	81,415,132
Foreign Exchange Assets		1,993,668		2,119,072
Derivatives other than for Trading Assets		1,328,227		1,261,930
Other Assets		4,229,589		4,110,279
Tangible Fixed Assets		1,037,006		1,099,078
Intangible Fixed Assets		620,231		633,895
Net Defined Benefit Asset		982,804		1,001,781
Deferred Tax Assets		37,960		32,909
Customers’ Liabilities for Acceptances and Guarantees		6,062,053		6,069,842
Reserves for Possible Losses on Loans		(287,815)		(283,356)

Total Assets		200,792,226		203,757,052

	(Millions of yen)
	As of March 31, 2019	As of December 31, 2019
Liabilities
Deposits	124,311,025	125,241,650
Negotiable Certificates of Deposit	13,338,571	15,415,543
Call Money and Bills Sold	2,841,931	1,844,753
Payables under Repurchase Agreements	14,640,439	18,289,999
Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,396,986
Commercial Paper	941,181	877,767
Trading Liabilities	8,325,520	7,681,485
Borrowed Money	3,061,504	1,718,678
Foreign Exchange Liabilities	669,578	549,968
Short-term Bonds	355,539	358,347
Bonds and Notes	8,351,071	8,711,063
Due to Trust Accounts	1,102,073	1,094,054
Derivatives other than for Trading Liabilities	1,165,602	1,238,348
Other Liabilities	4,512,325	3,905,990
Reserve for Bonus Payments	68,117	42,129
Reserve for Variable Compensation	2,867	2,002
Net Defined Benefit Liability	60,873	60,779
Reserve for Director and Corporate Auditor Retirement Benefits	1,389	993
Reserve for Possible Losses on Sales of Loans	630	139
Reserve for Contingencies	4,910	4,456
Reserve for Reimbursement of Deposits	19,068	14,697
Reserve for Reimbursement of Debentures	25,566	19,530
Reserves under Special Laws	2,473	2,472
Deferred Tax Liabilities	185,974	187,103
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	63,290
Acceptances and Guarantees	6,062,053	6,069,842

Total Liabilities	191,598,188	194,792,075

Net Assets
Common Stock	2,256,767	2,256,767
Capital Surplus	1,138,449	1,137,503
Retained Earnings	3,915,521	4,128,524
Treasury Stock	(7,703)	(6,448)

Total Shareholders’ Equity	7,303,034	7,516,346

Net Unrealized Gains (Losses) on Other Securities	1,186,401	1,119,907
Deferred Gains or Losses on Hedges	(22,282)	(5,078)
Revaluation Reserve for Land	137,772	137,716
Foreign Currency Translation Adjustments	(111,057)	(146,073)
Remeasurements of Defined Benefit Plans	254,936	222,852

Total Accumulated Other Comprehensive Income	1,445,770	1,329,325

Stock Acquisition Rights	707	213
Non-controlling Interests	444,525	119,091

Total Net Assets	9,194,038	8,964,977

Total Liabilities and Net Assets	200,792,226	203,757,052

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2018		For the nine months ended December 31, 2019
Ordinary Income		2,858,287		2,953,825
Interest Income		1,511,057		1,566,669
Interest on Loans and Bills Discounted		919,300		964,289
Interest and Dividends on Securities		235,733		198,196
Fiduciary Income		39,404		42,244
Fee and Commission Income		546,951		563,812
Trading Income		241,644		294,447
Other Operating Income		242,400		297,243
Other Ordinary Income	*1	276,829	*1	189,407
Ordinary Expenses		2,310,725		2,392,274
Interest Expenses		918,127		1,011,755
Interest on Deposits		336,981		384,950
Fee and Commission Expenses		123,750		127,851
Trading Expenses		—		13,134
Other Operating Expenses		75,209		99,081
General and Administrative Expenses		1,069,806		1,023,557
Other Ordinary Expenses	*2	123,831	*2	116,894

Ordinary Profits		547,561		561,550

Extraordinary Gains	*3	10,269	*3	1,289
Extraordinary Losses	*4	4,989	*4	9,064

Income before Income Taxes		552,842		553,775

Income Taxes:
Current		135,469		108,894
Deferred		(11,358)		31,951

Total Income Taxes		124,110		140,845

Profit		428,731		412,930

Profit Attributable to Non-controlling Interests		18,802		8,966

Profit Attributable to Owners of Parent		409,929		403,963

Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Profit	428,731	412,930
Other Comprehensive Income	(434,650)	(115,705)
Net Unrealized Gains (Losses) on Other Securities	(395,379)	(67,120)
Deferred Gains or Losses on Hedges	(147)	17,320
Foreign Currency Translation Adjustments	(15,306)	(32,928)
Remeasurements of Defined Benefit Plans	(20,544)	(31,316)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(3,273)	(1,660)

Comprehensive Income	(5,918)	297,224

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(22,021)	287,574
Comprehensive Income Attributable to Non-controlling Interests	16,102	9,649

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Application of “Leases” (IFRS 16 and ASU 2016-02))

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from the first quarter ended June 30, 2019. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of adoption of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the first quarter ended June 30, 2019.

The impact on the consolidated financial statements for the third quarter and the nine months ended December 31, 2019 is immaterial.

(Changes in Hedge Accounting)

Previously, deferred method or the fair-value hedge method have been applied as hedge accounting methods.

From the third quarter ended December 31, 2019, hedge accounting methods of some items are changed from fair-value method to deferred method.

Based on current market trends, MHFG reconsidered its risk management activities in order to provide more transparent disclosure in the financial statements.

The effect of this change in accounting policy on past periods is immaterial. Therefore, we do not retrospectively apply this policy change in prior periods. This change has no impact on the gains and losses.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the Company Group’s performance, the performance of organizations (in-house companies and units, etc.) that each Company Group Officer is in charge of and the performance of each Company Group Officer. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2019 was ¥3,485 million for 19,636 thousand shares (the carrying amount as of March 31, 2019 was ¥3,569 million for 18,917 thousand shares).

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2019	As of December 31, 2019
Loans to Bankrupt Obligors	11,393	14,949
Non-Accrual Delinquent Loans	379,225	378,392
Loans Past Due for Three Months or More	436	17,562
Restructured Loans	195,366	222,945
Total	586,422	633,850

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2019	As of December 31, 2019
1,503,395	1,519,000

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Gains on Sales of Stocks	204,563	149,124

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Losses on Sales of Stocks	31,801	30,010

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Gains on Disposition of Fixed Assets	2,821	1,288
Gains on Cancellation of Employee	7,448	—
Retirement Benefit Trust

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Losses on Impairment of Fixed Assets	2,625	5,237
Losses on Disposition of Fixed Assets	2,359	3,826

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2019. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2018 and 2019 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Depreciation	126,266	111,798
Amortization of Goodwill	3,063	3,029

Changes in Net Assets

For the nine months ended December 31, 2018

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2018	Common Stock	95,186	3.75	March 31, 2018	June 4, 2018	Retained Earnings
The Board of Directors
November 14, 2018	Common Stock	95,197	3.75	September 30, 2018	December 6, 2018	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2018 include ¥49 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2018 include ¥71 million of cash dividends on treasury stock held by BBT trust account.

For the nine months ended December 31, 2019

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2019	Common Stock	95,197	3.75	March 31, 2019	June 4, 2019	Retained Earnings
The Board of Directors
November 14, 2019	Common Stock	95,208	3.75	September 30, 2019	December 6, 2019	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2019 include ¥70 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2019 include ¥73 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the nine months ended December 31, 2018

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	511,594	327,905	298,148	274,852	37,253	55,603	1,505,355
General and administrative expenses (excluding Non-Recurring Losses and others)	538,897	155,518	173,857	153,731	20,775	34,536	1,077,314
Equity in income from investments in affiliates	16,753	821	4,087	—	905	868	23,434
Amortization of goodwill and others	272	319	277	1,759	6,000	1,554	10,181
Others	—	—	—	—	—	(13,448)	(13,448)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(10,822)	172,889	128,101	119,362	11,383	6,932	427,845

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 40,985 million, of which ¥ 33,874 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2019, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	482,910	327,568	315,513	325,863	35,511	30,467	1,517,832
General and administrative expenses (excluding Non-Recurring Losses and others)	497,787	159,897	182,972	157,902	21,674	30,363	1,050,595
Equity in income from investments in affiliates	8,557	1,409	8,759	—	816	4,595	24,136
Amortization of goodwill and others	272	319	277	1,759	5,830	1,455	9,912
Others	—	—	—	—	—	(5,942)	(5,942)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(6,592)	168,761	141,023	166,202	8,823	(2,697)	475,519

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 5,237 million, of which ¥ 1,487 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2018 and 2019, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	427,845	475,519
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	17,689	36,950
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(24,861)	(35,077)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30,914	10,622
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	122,000	92,161
Net Extraordinary Gains (Losses)	5,280	(7,774)
Others	(26,025)	(18,626)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	552,842	553,775

Securities

*

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2019

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	1,119,898	1,139,806	19,907
Foreign Bonds	482,311	469,782	(12,528)
Total	1,602,209	1,609,588	7,378

As of December 31, 2019

	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	559,927	574,410	14,482
Foreign Bonds	404,182	397,302	(6,880)
Total	964,109	971,712	7,602

(Note)	The fair value is based on market prices as of December 31, 2019 (March 31, 2019) and other data.

2.	Other Securities

As of March 31, 2019

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,419,898	3,143,560	1,723,661
Bonds	14,781,679	14,786,949	5,270
Japanese Government Bonds	11,890,213	11,896,134	5,921
Japanese Local Government Bonds	208,307	209,891	1,583
Japanese Corporate Bonds	2,683,158	2,680,923	(2,234)
Other	9,956,100	9,917,034	(39,065)
Foreign Bonds	7,394,627	7,418,321	23,694
Other Debt Purchased	164,925	166,115	1,189
Other	2,396,547	2,332,597	(63,949)
Total	26,157,679	27,847,545	1,689,866

As of December 31, 2019

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,352,077	3,088,273	1,736,195
Bonds	13,853,168	13,805,228	(47,940)
Japanese Government Bonds	10,839,148	10,799,764	(39,383)
Japanese Local Government Bonds	263,501	263,933	432
Japanese Corporate Bonds	2,750,519	2,741,530	(8,988)
Other	11,647,291	11,554,866	(92,424)
Foreign Bonds	8,791,872	8,768,801	(23,071)
Other Debt Purchased	146,483	147,487	1,003
Other	2,708,935	2,638,578	(70,357)
Total	26,852,537	28,448,369	1,595,831

(Notes)	1.	Unrealized Gains (Losses) include ¥38,000 million and ¥29,274 million, which were recognized in the statements of income for the year ended March 31, 2019 and the nine months ended December 31, 2019, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the nine months ended December 31, 2019 (last month of the fiscal year ended March 31, 2019), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of December 31, 2019 (March 31, 2019).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the nine months ended December 31, 2019 (the fiscal year ended March 31, 2019) (impairment (devaluation)), if the fair value (primarily the closing market price as of December 31, 2019 (March 31, 2019)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2019 was ¥4,736 million.

The amount of impairment (devaluation) for the nine months ended December 31, 2019 was ¥7,680 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2019

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	4,641	4,641	—

As of December 31, 2019

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	6,959	6,959	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	10,208,343	(1,049)	(1,049)
	Options	435,480	56	(60)
Over-the-Counter	FRAs	48,732,236	(3,005)	(3,005)
	Swaps	966,738,777	149,547	149,547
	Options	13,342,004	865	865
Inter-Company or Internal Transactions	Swaps	17,711,961	(6,133)	(6,133)

Total		—	140,280	140,163

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of December 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	7,250,370	1,804	1,804
	Options	515,488	(211)	(124)
Over-the-Counter	FRAs	41,771,212	(259)	(259)
	Swaps	942,747,346	332,859	332,859
	Options	22,548,057	(6,340)	(6,340)
Inter-Company or Internal Transactions	Swaps	19,221,303	(56,252)	(56,252)

Total		—	271,599	271,687

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	70,451	—	—
Over-the-Counter	Swaps	51,184,817	169,309	87,121
	Forwards	104,139,403	13,191	13,191
	Options	7,453,521	5,154	998
Inter-Company or Internal Transactions	Swaps	2,980,292	(132,328)	20,267
	Forwards	10,465	84	84

Total		—	55,411	121,663

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	69,574	—	—
Over-the-Counter	Swaps	55,408,653	76,684	44,202
	Forwards	106,776,821	(35,998)	(35,998)
	Options	6,215,449	(8,360)	(15,733)
Inter-Company or Internal Transactions	Swaps	3,215,396	(102,954)	20,720
	Forwards	6,647	57	57

Total		—	(70,571)	13,247

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,024,237	(7,874)	(7,874)
	Index Futures Options	3,085,336	(18,874)	(10,406)
Over-the-Counter	Equity Linked Swaps	332,369	27,124	27,124
	Options	695,868	16,828	16,828
	Other	371,911	283	283

Total		—	17,487	25,955

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of December 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	744,226	(11,155)	(11,155)
	Index Futures Options	3,737,163	(25,593)	(3,620)
Over-the-Counter	Equity Linked Swaps	719,046	22,313	22,313
	Options	705,941	13,087	13,087
	Other	517,454	42,410	42,410

Total		—	41,061	63,034

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,467,056	858	858
	Futures Options	382,381	65	(64)
Over-the-Counter	Options	1,265,997	(642)	(659)
	Other	269,146	(617)	(617)

Total		—	(336)	(482)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,776,387	(2,531)	(2,531)
	Futures Options	669,205	129	363
Over-the-Counter	Options	952,757	499	216
	Other	4,941	8	8

Total		—	(1,894)	(1,943)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	25,117	1,288	1,288
	Futures Options	233	(11)	3
Over-the-Counter	Options	412,211	1,326	1,326

Total		—	2,603	2,618

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of December 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	10,696	329	329
	Futures Options	—	—	—
Over-the-Counter	Options	258,612	1,988	1,988

Total		—	2,318	2,318

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,093,756	1,343	1,343

Total		—	1,343	1,343

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2019

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,842,250	(5,539)	(5,539)

Total		—	(5,539)	(5,539)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
(1) Net Income per Share of Common Stock	Yen	16.16	15.92
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	409,929	403,963
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	409,929	403,963
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,362,168	25,360,856

(2) Diluted Net Income per Share of Common Stock	Yen	16.16	15.92
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	4,613	1,683
Stock Acquisition Rights	Thousands of shares	4,613	1,683
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2018, was 16,631 thousand and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2019, was 19,129 thousand.

II.	Others

At the meeting of the Board of Directors held on November 14, 2019, the interim cash dividends for the 18th term were resolved as follows:

Total amount of interim cash dividends	¥95,208 million
Interim cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	December 6, 2019